UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C.
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of
February - March 2007
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes ☐      No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b) : 82-______.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: Three Exploration Licenses, UK North Sea
EX-99.2: New Appointment to the Executive Committee
EX-99.3: Acquisition of Interest, Block in Mahakam Delta
EX-99.4: Total Gabon: Financial Results 2006
EX-99.5: South Pars Iran: Clarification
EX-99.6: South Pars: Judicial Interviews of Total employees completed

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: March 26, 2007	By:	/s/ Charles Paris de Bollardière
Name : Charles PARIS de BOLLARDIERE
Title: Treasurer

EXHIBIT INDEX
EXHIBIT 99.1:    UK North Sea: Total Awarded Three Exploration Licenses (February 15, 2007).
EXHIBIT 99.2:     Jean-Jacques Guilbaud is appointed to the Executive Committee (February 21, 2007).
EXHIBIT 99.3:     Total Acquires Interest in a Block in the Mahakam Delta (March 12, 2007).
EXHIBIT 99.4:     Total Gabon: Financial Results for Fiscal Year 2006 (March 20, 2007).
EXHIBIT 99.5:     South Pars Iran: Clarification (Mars 21, 2007).
EXHIBIT 99.6:     South Pars Iran: Judicial Interviews of Total Employees Completed (March 22, 2007).